                                                                 EXHIBIT 12.1
                          Pacific Gas Transmission Company
                  Computation of Ratio of Earnings to Fixed Charges
                                (Dollars in Millions)

                                                 Years Ended December 31,
                                          -----------------------------------
   Ratio of Earnings to Fixed Charges     1996   1995   1994   1993   1992
   ----------------------------------     -----  -----  ------ ------ ------
   Earnings:
        Income from continuing
          operations                      $43.1  $51.6  $47.7   $6.3   $2.2
   Adjustments:
        Income taxes                       28.9   31.3   30.0  (12.2)  (4.0)
        Fixed charges
        (as below)                         46.3   48.2   47.4   27.2   22.8
                                          -----  -----  ------ ------ ------
            Total adjusted earnings      $118.3 $131.1 $125.1  $21.3  $21.0
                                         ======= ====== ====== ====== ======

Fixed charges:    (a)
        Net interest expense              $45.7  $46.3  $45.6  $11.7   $4.7
Adjustments:
        Interest component of rents         0.3    0.7    0.9    0.8    0.8
        AFUDC debt                          0.3    1.2    0.9   14.7   17.3
                                          ------ ------ ------ ------ ------
                Total fixed charges       $46.3  $48.2  $47.4  $27.2  $22.8
                                          ====== ====== ====== ====== ======

   Ratio of earnings to fixed charges       2.6    2.7    2.6    0.8    0.9
                                          ====== ====== ====== ====== ======


Deficiency of earnings
to cover fixed charges                      N/A    N/A    N/A  ($5.9) ($1.8)
                                          ====== ====== ====== ====== ======

                                                 Years Ended December 31,
Ratio of Earnings Before Net Gas Supply   -----------------------------------
Restructuring (GSR) Costs to Fixed Charges                       1993   1992
   ----------------------------------                           ------ ------
   Total adjusted earnings, as above                            $21.3  $21.0
   GSR costs, net of GSR recoveries                              51.0   37.5
                                                                ------ ------

Total adjusted earnings
before net GSR costs                                            $72.3  $58.5
                                                                ====== ======

Total fixed charges, as above                                   $27.2  $22.8
                                                                ====== ======

Ratio of earnings before net
 GSR costs to fixed charges                                       2.7    2.6
                                                                ====== ======
------------------

  (a) There were no shares of preferred stock issued or outstanding during any of the five years ended December 31, 1996, and therefore there were no fixed charges related to preferred stock during these periods.

